February 27, 2020

Steven E. Shelton
President and Chief Executive Officer
California BanCorp
1300 Clay Street
Suite 500
Oakland, California 94612

       Re: California BanCorp
           Draft Registration Statement on Form 10
           Submitted on January 31, 2020
           CIK No. 1752036

Dear Mr. Shelton:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Draft Registration Statement on Form 10

Lending Limits, page 6

1. Please revise this section to indicate what the highest aggregate secured and unsecured loan-to-one borrower balances were at September 30, 2019.
Real Estate Loans, page 8

2. We note your disclosure under this heading that as of September 30, 2019, loans secured by real estate made up approximately 52% of your loan portfolio. We further note your disclosure on page 21 that as of September 30, 2019, 57% of your loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral.
      Please revise to reconcile these numbers or revise to clarify why the percentages differ.
 Steven E. Shelton
FirstName BanCorp
California LastNameSteven E. Shelton
Comapany NameCalifornia BanCorp
February 27, 2020
Page 2
February 27, 2020 Page 2
FirstName LastName
Data Privacy and Cybersecurity, page 18

3. We note your disclosure that you are required to have adopted policies and procedures to comply with cybersecurity laws and regulations and to protect the personal privacy of your customers and the security of their data. We also note your risk factor on page 25 regarding cyber-attacks and data security breaches. Here or under another appropriately captioned heading, pease revise to disclose the nature of the board of director's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.
Our deposit portfolio includes significant concentrations..., page 24

4. We note your discussion of the risks related to your large percentage of deposits being attributable to a relatively small number of customers. If material, please provide a similar risk factor that discloses any significant concentration of loans that you may have to your 10 largest lending relationships.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
As of and for the Year Ended December 31, 2018 Compared to the Year Ended December 31,
2017
Financial Condition
Nonperforming Assets, page 45

5. We note your disclosure on page 46 and elsewhere (e.g., page 161) that non-accrual loans grew from $484,000 at December 31, 2017 to $4.46 million at December 31, 2018, with the increase coming from the Commercial and Industrial loan category. Please tell us, and revise your disclosures here and elsewhere as appropriate, to explain the causal factors for this increase. Quantify, where possible, the number of loans driving the change as well as their amounts.
Deposits, page 49

6. Please revise this section to disclose the extent (i.e., amount and percentage of total deposits) to which you rely on brokered deposits as a source of funding.
Director Compensation, page 79

7. We note your disclosure that your non-employee directors receive cash compensation in the form of a retainer fee for attending board and committee meetings. Please revise your disclosure to quantify this retainer fee.
 Steven E. Shelton
California BanCorp
February 27, 2020
Page 3
Item 7. Certain Relationships and Related Transactions
Policies and Procedures for Approval of Related Person Transactions, page 81

8. We note your disclosure that as of September 30, 2019, the Bank had loans outstanding to some of your officers and directors and the business organizations with which they are associated in the amount of $7,343,420. Please revise to ensure that your disclosure includes the information required by Item 404(d) of Regulation S-K, including the name of each related person, the related person's interest in the transaction, the approximate dollar value of the amount involved in each transaction, and the related person's position(s) or relationship(s) with the entity that is party to the transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Cara Lubit at (202) 551-5909 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer,
Legal Branch Chief at (202) 551-3758 with any other questions.



FirstName LastNameSteven E. Shelton                          Sincerely,
Comapany NameCalifornia BanCorp
                                                             Division of
Corporation Finance
February 27, 2020 Page 3                                     Office of Finance
FirstName LastName